

September 28, 2011

Via E-mail

Jason A. Dubchak
Vice President, Corporate Secretary and General Counsel
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re:**   **Niska Gas Storage Partners LLC**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 2, 2011**
> **File No. 333-174988**

Dear Mr. Dubchak:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

2. None of your legal opinions appear to list all of the subsidiary guarantors that have been identified in the registration statement. For example, Enerstream Agency Services Inc. does not appear to have been included. Please revise or advise.

3. We note your disclosure on page 68, "All statements regarding matters of law and legal conclusions, set forth below, unless otherwise noted, are the opinion of Bennett Jones LLP." Please file this tax opinion as an exhibit.

Exhibit 5.1

4. Counsel states that it the opinion is of the date hereof and that it disclaims any undertaking to advise of any subsequent changes in any matters set forth in the opinion. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

5. In the third paragraph of assumptions found on page 3 of the legal opinion, we note that counsel has assumed the legal authority of all signatories to documents. Counsel may not assume that you had the legal authority to enter into these documents. Please revise the opinion accordingly.

6. In the seventh paragraph of the assumptions found on page 3 of the legal opinion, we note counsel has assumed that the guarantors "are" duly organized, validly existing and in good standing. It is inappropriate to assume a material fact underlying the opinion or a fact that is readily ascertainable. Please revise the opinion to omit this assumption.

Exhibits 5.2, 5.3 and 5.4

7. With regard to each opinion, please comply with comment four above as well.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mike Rosenwasser, Esq.
       Vinson & Elkins LLP